Golconda Capital Management, LLC

Bill Summitt   phone: 214-364-9661
Managing Member   email: wsummitt@gmail.com

December 16, 2013   Mark E. Goldstein
                                                       Mark D. Goodman
Scott's Liquid Gold, Inc.   Gerald J. Laber
Board of Directors   Barry J. Levine
c/o Mr. Mark E. Goldstein   Philip A. Neri
4880 Havana Street
Suite 400
Denver, CO 80239

Dear Sirs:

I want to again thank Messrs. Goldstein and Levine for giving me the opportunity to discuss with them the Company's results reported in the most recent 10Q. The clarification of certain disclosures in that document was helpful to me in understanding the risks and opportunities in our business.

Poison Pill Redux

I was disappointed, as you can imagine, to hear that the board elected to reject each and every one of my recommendations, made in my letter to the board dated October 4, 2013, that would have made the company's poison pill more shareholder friendly. Messrs. Goldstein and Levine indicated to me that the primary reason for your blanket rejection was that counsel advised you that not having a poison pill as a governance tool could cause you to not be able to fulfill your fiduciary responsibilities as board members in certain circumstances. If I have not restated Messrs. Goldstein and Levine's comments accurately, I would be happy to review your counsel's memo on the matter so that I have the facts first hand.

Your objection to having *no* pill is not relevant because *I didn't propose that the board govern without this tool*. My letter recommended *changes* to the pill to make it shareholder friendly.

Excess Cash

The primary reason that I am writing to you today is to call on the board to return cash, in excess of working capital needed in the normal course of business, to the shareholders. Scott's currently holds cash of $3.3 million, which is 50% of the company's market cap as of December 13. Although some cash is required for working capital, a prudent amount for Scott's is in the hundreds of thousands, not in the millions. Therefore, Scott's is currently holding in excess of $2 million in excess cash. I also note that the company turned cash flow positive on operations in the 3rd quarter and that the company has no debt. This gives management additional flexibility to execute their plan and strengthens the argument for returning excess cash to shareholders.

I first raised the issue of our excess cash at the June 2013 shareholders meeting. Since then, the board has met at least two times. I believe that the board has had ample time to consider the question of whether the excess cash should be returned to the shareholders. Given that our cash balance is significant relative to the company's balance sheet, market capitalization, and operating needs, the board owes the shareholders an explanation for why excess cash has not been distributed.

Methods for Returning Cash to Shareholders

Special Dividend

Given the small size of the company's float and illiquidity of the stock, a special dividend may be the most efficient method for returning cash to shareholders.

Tender Offer

A tender offer could be made for a significant quantity of shares at an appropriate premium to the market.

"Dutch Auction" Tender Offer

To avoid the problem of trying to determine a market-clearing price for a tender offer, a "Dutch Auction" tender offer could be made. This would allow the market to set the lowest price at which all shares tendered for would clear.

Given the small size of the company's market cap and trading illiquidity, I do not believe that open market transactions would be efficient for distributing such a large amount of cash. However, I certainly wouldn't rule them out as liquidity appears.

Scott's is in the enviable position of having too much cash. This is a high-class problem to have. The board and management should be applauded for rationalizing our investment in physical assets and, in doing so, freeing up a significant amount of cash. The cash in excess of our working capital needs should now be returned to the shareholders so that it can be reallocated to productive uses at their discretion. It *is* the shareholders' money after all.

I know that the board has already been considering the issues that I have laid out here. I look forward to your response to this letter and to discussing with you how my suggestions for returning excess cash to shareholders align with your own deliberations.

Sincerely,

Bill Summitt

Golconda Capital Management, LLC

Bill Summitt
Managing Member

phone: 214-364-9661
email: wsummitt@gmail.com

October 4, 2013

Scott's Liquid Gold, Inc.
Board of Directors
c/o Mr. Mark E. Goldstein
4880 Havana Street
Suite 400
Denver, CO 80239

Mark E. Goldstein
Mark D. Goodman
Gerald J. Laber
Barry J. Levine
Philip A. Neri

Dear Sirs:

I want to thank Mr. Goldstein and Mr. Levine for taking the time recently to discuss the company's most recent quarterly report with me. That discussion helped me gain a better understanding of the opportunities we have and the challenges we face.

I am writing today to follow up on my proposition that the Board of Directors rescind the company's poison pill and establish certain policies for future poison pills. This proposal was first laid out in a letter to Mr. Goldstein dated June 5, 2013. To clarify, when I use the term "poison pill", I am referring to the "Shareholder Rights Agreement" (a title which I would find to be a humorous misnomer if the impact was not so pernicious to shareholders).

Poison pills can be beneficial to shareholders, but only if they have certain characteristics. Many poison pills are designed in a way that entrench incumbent directors and management, often to the detriment of shareholders. Unfortunately, Scott's poison pill does not have any of the characteristics that would identify it as a shareholder friendly device.

I call on the board to rescind the existing poison pill and ensure that any future pills have the following characteristics:

Right of Rescission

Shareholders should have the right to rescind a poison pill if they determine that it is in their best interest to do so.

Sunset Provision

Any poison pill should have a sunset provision of no longer than two years. This gives the board the flexibility to negotiate on the shareholders' behalf but recognizes that there needs to be some ultimate resolution to any corporate matter that may cause a poison pill

to be put in place. If there was some extraordinary reason that the board felt the company needed additional time under the protection of a poison pill, an extension of the pill could be put to a shareholder vote and the company could make its case for the extension.

Shareholder Ratification

Shareholders should be asked to ratify any poison pill implemented by the board within one year. This allows the board to exercise their fiduciary responsibility to ensure that all stockholders are fully informed of any activity having to do with the company, but then lets the shareholders determine whether a poison pill is in their best interest.

25% Trigger

The 15% trigger of the current poison pill is unnecessarily restrictive and makes it difficult for shareholders to engage the company in an authoritative way on important corporate matters. The poison pill trigger is especially troublesome given that it is set lower than the ownership of insiders. The implication of this trigger level at Scott's is that insiders have, right out of the starting gate, a built-in 10+ percentage point lead on issues such as election of directors and the sale or dissolution of the company. Raising the trigger to 25% of shares outstanding would help to equalize the influence of stockholders on important corporate matters.

I note that there is one shareholder who the board has decided should be exempted from the 15% trigger level. That shareholder is Mark Goldstein, of course. Although insider ownership is greater than 25%, I ask only that you raise the trigger to 25% to equal Mr. Goldstein's ownership percentage. That would allow a stockholder to stand on equal footing with our largest stockholder provided they are willing to put their capital at risk, as Mr. Goldstein has done.

As an outside stockholder, I have a perspective on our corporate governance practices that you may not have viewing it from the boardroom. I hope that this perspective is useful to you as you reexamine the appropriateness and characteristics of the company's poison pill. Please feel free to call me to discuss these ideas further if you would like.

I look forward to receiving a response from the board on rescinding the poison pill and ensuring that any future pills have the characteristics that I have outlined here.

Sincerely,

Bill Summitt

Bill Summitt